

Mail Stop 3561

July 31, 2017

Evan J. Levitt
Senior Vice President & Chief Financial Officer
HD Supply Holdings, Inc.
HD Supply, Inc.
3100 Cumberland Boulevard, Suite 1480
Atlanta, Georgia 30339

> **Re:   HD Supply Holdings, Inc.**
> **HD Supply, Inc.**
> **Form 10-K for the Fiscal Year Ended January 29, 2017**
> **Filed March 14, 2017**
> **Form 8-K filed June 6, 2017**
> **File Numbers 1-35979 & 333-159809**

Dear Mr. Levitt:

   We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 8-K filed June 6, 2017

Exhibit 99.2 - Unaudited Pro Forma Financial Statements of HD Supply Holdings, Inc. and HD Supply, Inc.

1. Please supplementally explain in detail the reason(s) that you filed pro forma financial statements in a Form 8-K filed on June 6, 2017 prior to consummation of the disposition transaction.  If due to Item 11(b)(iv) of Form S-3, please explain how you interpreted that Item to require unaudited pro forma financial statements.  If for some other reason, please explain your rationale.  Please also advise whether the disposition will meet the criteria for discontinued operations and when it would be reflected in your historical financial statements.  Assuming your presentation is intended to provide information regarding

material changes subsequent to the end of your latest fiscal year, we are unclear on your basis for inclusion of certain adjustments since such adjustments do not appear to be directly related to the subsequent effects the actual disposition will have on the historical financial statements. We also note your disclosure that HDS has not yet definitively determined how it will use the net proceeds from the disposition. For these reasons, please provide a detailed calculation and narrative rationale for including each of the following adjustments:

- the elimination of $23 million in interest expense for the interim period ended April 30, 2017 due to the unwinding of the refinancing transactions that occurred within the year ended January 29, 2017. In this regard, please clarify what is meant by "the unwinding of the refinancing transactions" and why this adjustment is directly attributable to the disposition transaction and factually supportable;

- the $156 million interest expense reduction as a result of the use of net proceeds from the Transactions and cash on hand as of February 1, 2016 to redeem senior notes and the unwinding of the April 2016 and October 2016 debt transactions. In this regard, please explain how the $156 million of interest expense reduction was calculated and why it is factually supportable. Please also clarify which senior notes you are referring to and what is meant by the "unwinding of the refinancing transactions";

- the $85 million increase to loss on extinguishment of debt as a result of the February 1, 2016 debt repayments with proceeds from the Transactions and the unwinding of the April 2016 and October 2016 debt transactions. In this regard, please explain what the $85 million increase to loss on extinguishment of debt represents. We assume it principally consists of the $77 million make-whole premium on HDS's 5.25% Senior Secured Notes. Please advise whether it also includes any assumed reversal of debt discount or deferred financing costs on the 11.5% and 7.5% senior notes assuming they were refinanced at February 1, 2016. Please tell us whether any effect was given to Term B-2 Loans prepayment penalty. Lastly, explain why this adjustment is expected to have a continuing impact on HD Supply Holdings; and

- the use of the $2.5 billion proceeds from the Transactions to pay off HDS's 5.25% Senior Secured Notes due 2021, HDS's Term Loan B-1 due 2021, and HDS's Term Loan B-2 due 2013.

In responding, please reference authoritative literature, any precedent and your rationale that supports your pro forma presentation and related adjustments. If you have presented pro forma financial statements prior to actual disposition of HD Water Supply to provide a more timely illustration of future restated historical financial statements assuming discontinued operations treatment of HD Water Supply, please explain in detail why you presented pro forma adjustments for unrelated financing transactions as part of your presentation.  If you believe such adjustments are factually supportable and directly attributable to the disposition transaction, then a two-step presentation that segregates the disposition transaction from the related assumed financing effects should be considered.  Please be detailed in your explanation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, or me at (202) 551-3849 with any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products

cc:     Dan S. McDevitt
        General Counsel